                                                                      Exhibit 11

                              META-SOFTWARE, INC.

                      COMPUTATION OF NET INCOME PER SHARE
                                      AND
                         PRO FORMA NET INCOME PER SHARE
                                  (unaudited)
                   (in thousands, except for per share data)


                                  Three Months Ended       Six Months Ended
                                       June 30,                June 30,
                                  --------------------     -------------------
                                    1996        1995         1996        1995
                                  --------    --------     --------    -------
Net income and pro forma net
 income.........................  $  1,451    $    835     $  2,683    $ 1,333
                                  ========    ========     ========    =======
Weighted average number of
 shares of common stock
 outstanding....................    10,008       7,500        9,910      7,500
Number of common stock
 equivalents as a result of
 stock options outstanding
 using the treasury stock
 method.........................       646         841          712        841
Number of common stock
 options granted in accordance
 with SAB No. 83................         -         569            -        569
Number of shares deemed
 outstanding to fund
 shareholder distribution.......         -         882            -        882
                                  --------    --------     --------    -------
        Total...................    10,654       9,792       10,622      9,792
                                  ========    ========     ========    =======
Net income and pro forma net
 income per share...............  $   0.14    $   0.09     $   0.25    $  0.14
                                  ========    ========     ========    =======